                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated November 14, 2003

                          For the month of October 2003

                                   ----------

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)


                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)


     Form 20-F       X                      Form 40-F ________


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes ________                           No         X


(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

================================================================================

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            United Microelectronics Corporation


Date: 11/14/2003                            By  /s/  Stan Hung
                                               ---------------------------------
                                            Stan Hung
                                            Chief Financial Officer


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                                     Exhibit

Exhibit   Description

99.1 Announcement on October 16, 2003: To announce related materials on disposal of AU Optronics Corp. securities
99.2 Announcement on October 17, 2003: To announce related materials on disposal of machinery and equipment
99.3 Announcement on October 22, 2003: Resolutions approved from the Company's 8th term, 30th Board Meeting
99.4 Announcement on October 22, 2003: To announce related materials on disposal of AU Optronics Corp. securities
99.5 Announcement on October 29, 2003: UMC announced its unconsolidated operating results for the third quarter of 2003
99.6 Announcement on November 3, 2003: Resolutions approved from the Company's 8th term, 31st Board Meeting
99.7      Announcement on November 7, 2003: October sales
99.8 Announcement on November 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

                                                                    Exhibit 99.1

To announce related materials on disposal of AU Optronics Corp. securities

1. Name of the securities: common shares of AU Optronics Corp.

2. Trading date:2003/10/15~2003/10/16

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume:9,600,000 shares; average unit price:$46.275 NTD; total amount:
$444,243,500 NTD

4. Gain (or loss) (not applicable in case of acquisition of securities):
$308,513,958 NTD

5. Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume:434,883,686 shares;amount:6,148,600,364 NTD;
percentage of holdings:10.18%;
status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets:24.37%
ratio of shareholder's equity:34.10%;
the operational capital as shown in the most recent financial statement:
$71,840,999 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9. Do the directors have any objections to the present transaction?: none

10. Any other matters that need to be specified: none

                                                                    Exhibit 99.2

To announce related materials on disposal of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):equipment

2. Date of the occurrence of the event:2003/06/26~2003/10/16

3. Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:
transaction volume:16; unit price:JPY82,000,00
total transaction price:JPY1,312,000,0000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): UMC Japan, investee company under equity method

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: to help smooth operation and avoid wastage on investment for our subsidiary company

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NTD15,690,675 in profit

8. Terms of delivery or payment (including payment period and monetary amount): one time payment,(OA30 days);restrictive covenants: no;
other important stipulations: no

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
The manner of deciding on this transaction: price negotiation
The reference basis for the decision on price: book value

The decision-making department: The Chairman and President Office

10. Name of the professional appraisal institution and its appraisal amount: not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: not applicable

12. Is the appraisal report price a limited price or specific price?: not applicable

13. Has an appraisal report not yet been obtained?: not applicable

14. Reason an appraisal report has not yet been obtained: not applicable

15. Broker and broker's fee: none

16. Concrete purpose or use of the acquisition or disposition: for the operation strategy of the Company

17. Do the directors have any objection to the present transaction?: none

18. Any other matters that need to be specified: none

                                                                    Exhibit 99.3

Resolutions approved by the 30th meeting, 8th term of Board of Directors

1. Date of occurrence of the event: 2003/10/21

2. Cause of occurrence:
(1) Our board of directors has passed a resolution in the board meeting to dispose no more than 77,069,000 shares of TECO Electric & Machinery Co., Ltd. through secondary offering. The price of the offering will be in the range of 93% to 97% of the lowest price among the following: 1) The closing price on the pricing date, 2) The average closing price of pricing date and two business days prior to pricing date and 3) The average closing price of pricing date and nine business days prior to pricing date. The actual selling price will depend on book building result and market condition. The board of directors has authorized the Chairman to decide the selling price with the underwriters.

(2) Our board of directors has passed a resolution in the board meeting to dispose no more than 5,000,000 shares of Mediatek Incorporation through secondary offering. The price of the offering will be in the range of 93% to 97% of the lowest price among the following: 1) The closing price on the pricing date, 2) The average closing price of pricing date and two business days prior to pricing date and 3) The average closing price of pricing date and nine business days prior to pricing date. The actual selling price will depend on book building result and market condition. The board of directors has authorized the Chairman to decide the selling price with the underwriters.

3. Countermeasures:none

4. Any other matters that need to be specified: none

                                                                    Exhibit 99.4

To announce related materials on disposal of AU Optronics Corp. securities

1. Name of the securities: common shares of AU Optronics Corp.

2. Trading date:2003/10/17~2003/10/22

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume:8,000,000 shares; average unit price:$48.45 NTD; total amount:
$387,569,500 NTD

4. Gain (or loss) (not applicable in case of acquisition of securities):
$274,461,548 NTD

5. Relationship with the underlying company of the trade:
AU Optronics Corp., investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume:426,883,686 shares;amount:6,035,492,412 NTD;
percentage of holdings:10%;
status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets:24.52%
ratio of shareholder's equity:34.30%;
the operational capital as shown in the most recent financial statement:
$71,840,999 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal:
financing operation

9. Do the directors have any objections to the present transaction?: none

10. Any other matters that need to be specified: none

                                                                    Exhibit 99.5

UMC announced its unconsolidated operating results for the third quarter of 2003

1. Date of the investor/press conference:2003/10/29

2. Location of the investor/press conference:B3 Yong Le Room, The Westin Taipei,133 Nanking East Road, Sec. 3, Taipei

3. Financial and business related information:
United Microelectronics Corporation (NYSE: UMC; TSE: 2303) ("UMC" or "the Company") today announced its unconsolidated operating results for the third quarter of 2003. Year-over-year revenue increased by 12.5 % to NT$21.54 billion from NT$19.15 billion, and a 0.8% QoQ decline from NT$21.7 billion in 2Q03.The gross profit for 3Q03 was NT$5.054 billion, and net income was NT$4.203 billion. EPS was NT$0.28.

Wafer shipments were 546 thousand 8-inch equivalent wafers (excluding UMCJ and UMCi), and utilization rate was 84%, which exceeded previously released guidance of 80%. The blended average selling price (ASP) for the third quarter increased 1% compared with 2Q03. The percentage of revenue from 0.18-micron and below technologies in the third quarter was 43%.

"We are pleased to report higher profitability in the third quarter. During the quarter, UMC experienced a steady increase in IC demand, driven by consumer applications as well as the computing sector. Demand for communications chips recovered strongly late in the third quarter. For the remainder of the year, we expect communications to be the strongest performing segment followed by the consumer and PC sectors. Anticipating further growth ahead, we are devoting our energy and resources to remaining at the forefront of foundry services to benefit our customers, shareholders, partners and employees," said UMC CEO Dr. Jackson Hu.

Jackson continued, "We are also accelerating our investment in 300mm manufacturing facilities. UMC is the only dedicated foundry in the world that is simultaneously operating two 12-inch fabs. By the end of 2004, we plan to increase total 300mm capacity to 30-thousand 12-inch wafers per month. Our state-of-the-art 12-inch manufacturing facilities ensure that our customers receive the most cost-effective solution for their ICs based on our advanced technologies, such as 0.13um and below. This advantage helps our customers decrease their products' time-to-market and increase productivity through more sophisticated manufacturing."

4. Any other matters that need to be specified: None

                                                                    Exhibit 99.6

Resolutions approved by the 31st meeting, 8th term of Board of Directors

1. Date of occurrence of the event: 2003/11/03

2. Cause of occurrence:
Our board of directors has approved a list of applicants for "UMC Conversion Sale Program". The maximum amount of common shares to be sold is no more than 0.25% of the total outstanding common shares as of October 6th, 2003.

3. Countermeasures: none

4. Any other matters that need to be specified: none

                                                                    Exhibit 99.7

                       United Microelectronics Corporation
                                November 7, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2003

1)   Sales volume (NT$ Thousand)
-------------------------------------------------------------------------------
 Period         Items             2003          2002         Changes        %
-------------------------------------------------------------------------------
October    Invoice amount      7,880,651      6,197,417     1,683,234     27.16%
-------------------------------------------------------------------------------
Jan - Oct  Invoice amount     71,089,611     60,354,714    10,734,897     17.79%
-------------------------------------------------------------------------------
October    Net sales           7,665,349      6,027,662     1,637,687     27.17%
-------------------------------------------------------------------------------
Jan - Oct  Net sales          68,808,222     55,919,582    12,888,640     23.05%
-------------------------------------------------------------------------------

2)   Funds lent to other parties (NT$ Thousand)
--------------------------------------------------------------------------------
                              Balance as of period end
--------------------------------------------------------------------------------
                             This Month       Last Month        Limit of lending
--------------------------------------------------------------------------------
UMC                                   0                0              32,281,487
--------------------------------------------------------------------------------
UMC's subsidiaries               30,239           30,141               1,940,958
--------------------------------------------------------------------------------

3)   Endorsements and guarantees (NT$ Thousand)
-------------------------------------------------------------------------------
                        Change in This Month      Balance as of      Limit of
                                                   period end      endorsements
-------------------------------------------------------------------------------
UMC                                        0                  0      64,562,974
-------------------------------------------------------------------------------
UMC's subsidiaries                     5,157            183,268         183,268
-------------------------------------------------------------------------------
UMC endorses for subsidiaries                                 0               0
-------------------------------------------------------------------------------
UMC's subsidiaries endorse for UMC                            0               0
-------------------------------------------------------------------------------
UMC endorses for PRC companies                                0               0
-------------------------------------------------------------------------------
UMC's subsidiaries endorse for PRC companies                  0               0
-------------------------------------------------------------------------------

4)   Financial derivatives transactions

a-1  Hedging purpose (for assets/liabilities denominated in foreign currencies)
--------------------------------------------------------------------------------
Underlying assets / liabilities                                              N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------
a-2 Hedging purpose (for the position of floating rate liabilities) NT$ thousand
--------------------------------------------------------------------------------
Underlying assets / liabilities                                           15,000
--------------------------------------------------------------------------------
Financial instruments                                         Interest rate swap
--------------------------------------------------------------------------------
Mark to market value                                                         -65
--------------------------------------------------------------------------------
b    Trading purpose : None

                                                                    Exhibit 99.8

                       United Microelectronics Corporation
                         For the month of October, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of October, 2003

1)   The trading of directors, supervisors, executive officers and 10%
     shareholders
-------------------------------------------------------------------------------
  Title       Name      Number of shares   Number of      Number of     Changes
                        held when elected  shares held    shares held
                        (for Directors,    as of          as of
                        Supervisors and    September 30,  October 31,
                        Executive          2003           2003
                        Officers) or as
                        May 30, 2001
-------------------------------------------------------------------------------
   CMO      Chris Chi                          2,847,464    2,649,464  (198,000)
-------------------------------------------------------------------------------
President  Fu-Tai Liou                         5,409,735    5,299,735  (110,000)
-------------------------------------------------------------------------------

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :
--------------------------------------------------------------------------------
  Title        Name        Number of shares      Number of shares       Changes
                           pledge as of          pledge as of
                           September 30, 2003    October 31, 2003
--------------------------------------------------------------------------------
   N/a         N/a
--------------------------------------------------------------------------------

3)   The acquisition assets (NT$ Thousand)
--------------------------------------------------------------------------------
       Description of assets                      October             Jan - Oct
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment            1,380,680             5,896,612
Fixed assets                                             0                38,518
--------------------------------------------------------------------------------

4)   The disposition of assets (NT$ Thousand)
--------------------------------------------------------------------------------
       Description of assets                      October             Jan - Oct
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment              239,928             1,735,685
Fixed assets                                        27,465                54,988
--------------------------------------------------------------------------------